Partial Cancelation of Stock Options

On February 2, 2009, Shinhan Financial Group (the “Group”) decided to cancel 35,550 shares of stock options through the resolution of its Board of Directors.

Under Article 14, Paragraph 10, Subparagraph 1 of the Group’s Article of Incorporation, the Group may cancel previously granted stock options upon BOD approval if grantees choose to retire/leave the Group or cause the Group material damage either intentionally or by accident.

Following the cancellation, the total number of stock options outstanding decreased to 7,131,654 shares as of February 2, 2009.

The followings are the details of the cancelled stock options

<Cancellation of granted stock options>

Company	Name	Position	Canceled Stock Options
Shinhan
Financial
Group	Pyung Joo Kim	Outside Director	10,000

Subsidiaries	Jong Gyun Shin	Deputy CEO of Shinhan Card	7,500

	5 employees	Employees of Shinhan Bank and Shinhan Card	18,050

Total			35,550